EXHIBIT 99.1

ASM International N.V.

ASM International N.V. to Host Interconnect Technology Seminar

ALMERE, The Netherlands – May 06, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will host an interconnect technology seminar addressing process induced damage and electrical integrity of Ultra Low-k materials, on Monday, May 9, 2011 at the International Congress Center Dresden. The seminar is being held in conjunction with the IEEE International Interconnect Technology Conference (IITC) and the Materials for Advanced Metallization Conference (MAM).

At the seminar, invited speaker Boyan Boyanov, Components Research at Intel Corporation, will discuss “Implications of process-induced damage and dielectric breakdown for ULK materials at sub-20nm process technology nodes”.

To start the program, Ivo Raaijmakers, CTO at ASM will speak about “Towards integration of k=2 materials”.

The ASM technology seminar will take place in the Seminar room 3&4. The room will open at 06:30 PM for invited attendees. Those interested in attending this event should reply by e-mail to IITC.Seminar@asm.com by May 8.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:

Rosanne de Vries

+31 (0)651 252448

+31 (0)8810 08569